06/11/2008 09:02 FAX 314 863 1721 FirstBankersBancSec 002/003

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CM

[redacted] ED STATES
XCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31584

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Bankers' Banc Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1714 Deer Tracks Trail, Suite 110
(No. and Street)

St. Louis (City) Missouri (State) 63131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Lanigan, Jr. 314-726-2880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ganim, Meder, Childers & Hoering, P.C.
(Name – *if individual, state last, first, middle name*)

8151 Clayton Road, Suite 201, (Address) St. Louis, (City) Missouri (State) 63117 (Zip Code)

PROCESSED
JUN 12 2008
THOMSON REUTERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 09 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/11 an

OATH OR AFFIRMATION

I, James R. Lanigan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Bankers' Banc Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James R. Lanigan, Jr.- Gamma Omega, Investment Club; Investment number 7R8153532

Signature

EVP, CFO

Title

DIANNE E. MCDO[illegible]D
Notary Public-Notary S[illegible]l
State of Missouri, St Louis County
Commission # 06426594
My Commission Expires May 13, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST BANKERS' BANC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

FIRST BANKERS' BANC SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2007

Ganim, Meder,
Childers & Hoering, P.C.
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Bankers' Banc Securities, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of First Bankers' Banc Securities, Inc. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Bankers' Banc Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Ganim, Meder, Childers & Hoering, P.C.

St. Louis, Missouri
February 14, 2008

Member: American Institute of Certified Public Accountants • Illinois CPA Society • Missouri Society of Certified Public Accounts

1 Bronze Pointe
Belleville, Illinois 62226

8151 Clayton Road, Suite 201
St. Louis, Missouri 63117

107 Southpointe Drive
Edwardsville, Illinois 62025

779 Wall Street
O'Fallon, Illinois 62269

FIRST BANKERS' BANC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 63,305
Deposit with clearing organization	100,000
Miscellaneous receivables	21,439
Note receivable employee	20,833
Securities owned, at market value	16,865,409
Fixed assets, net	96,246
Refundable income taxes	8,956
Deferred tax asset	14,000
Goodwill	3,299,512
Prepaid and other assets	168,284
Total Assets	$ 20,657,984

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 985,479
Income taxes payable	28,104
Payable to clearing organization	13,670,002
Total Liabilities	14,683,585
Stockholder's Equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	5,453,904
Retained earnings	519,495
Total Stockholder's Equity	5,974,399
Total Liabilities and Stockholder's Equity	$ 20,657,984

See accompanying notes to Statement of Financial Condition.

FIRST BANERS' BANC SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First Bankers' Banc Securities, Inc. (the Company) is primarily engaged in the business of buying and selling fixed income securities for financial institutions located in the Midwestern United States. The Company is subject to competition from other broker-dealers. The Company is a member of FINRA and operates under the exemptive provisions of Rule 15c3-3(k)(1) under the Securities and Exchange Act of 1934.

The Company is a wholly-owned subsidiary of Bankers' Banc Investment Services, LLC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Miscellaneous Receivables

Miscellaneous receivables are stated at the amounts billed to clients and are ordinarily due when invoiced. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client.

Goodwill

In accordance with Statements of Financial Accounting Standards No. 142, goodwill is not amortized since it has an indefinite life. Instead, it is tested annually for impairment. As of December 31, 2007, there were no changes in the carrying value of goodwill.

FIRST BANKERS' BANC SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market is included in other income.

Fixed Assets

Fixed assets are recorded at cost and are depreciated on the straight-line method. Depreciation is provided over the estimated useful lives of the respective assets.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company is included in the consolidated federal and state income tax returns of Bankers' Banc Investment Services, LLC. Federal and state income taxes are calculated as if the Company filed on a separate basis.

NOTE 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has an agreement with a national broker-dealer to clear certain of its customer transactions on a fully disclosed basis. This agreement requires a $100,000 deposit which is maintained in cash with the broker-dealer.

NOTE 3: SECURITIES OWNED, AT MARKET VALUE

Marketable securities owned consist primarily of fixed income securities at market value, as follows:

Obligations of U.S. Government Agencies	$ 8,032,604
State and municipal obligations	8,832,805
	$ 16,865,409

NOTE 4: FIXED ASSETS

Fixed assets consist of the following at December 31, 2007:

Building improvements	$ 9,880
Equipment	65,104
Furniture and fixtures	44,737
Fixed assets, at cost	119,721
Less – accumulated depreciation	(23,475)
Fixed assets, net	$ 96,246

NOTE 5: PAYABLE TO CLEARING ORGANIZATION

The Company clears proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker represents short-term borrowings at fluctuating rates, principally 0.5% over the federal funds rate of interest of 4.25% at December 31, 2007 and is collateralized by securities owned by the Company. Amount payable to the clearing organization at December 31, 2007 was $13,670,002.

FIRST BANKERS' BANC SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

NOTE 6: INCOME TAXES

The net deferred tax assets (liabilities) in the accompanying balance sheets include the following components:

Deferred tax assets:	
Alternative minimum tax credits	$ 30,815
Deferred tax liabilities:	
Depreciation	(16,815)
Net deferred tax asset	$ 14,000

NOTE 7: NOTE PAYABLE

The Company has a $600,000 line of credit to a bank and has a balance of $0 at December 31, 2007. The line of credit has interest at prime, payable monthly, and matures on December 1, 2011.

NOTE 8: EMPLOYEE BENEFITS

The Company has a qualified, contributory profit sharing plan covering full-time employees which qualifies under section 401(k) of the Internal Revenue Code. The plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be greater of $100,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2007, the Company had net capital, as defined, of $1,634,946, which exceeded the minimum requirements of $100,000. Also, as defined by Rule 15c3-1, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15 to one. As of December 31, 2007, the ratio of aggregate indebtedness to net capital for the Company was .62 to 1.

NOTE 10: OFF-BALANCE-SHEET AND CREDIT RISK

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2007 is not expected to have a material adverse effect on the financial statements of the Company.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of the counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

NOTE 11: OPERATING LEASES

The Company has entered into operating leases for office space in St. Louis, Missouri through October 2017 and Overland Park, Kansas through July 2009. As of December 31, 2007, the future minimum rental payments are as follows:

2008	$ 159,931
2009	184,927
2010	117,663
2011	117,663
2012	126,057
Thereafter	612,128
	$ 1,318,369

END